Exhibit 99.1

News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Obtains Waiver in Respect to CTR Debt
Engages Financial Advisor to Assist in Refinancing

MONTREAL, February 14, 2005 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has reached an agreement with the lenders of Comunicacion y Telefonia Rural S.A. (CTR), its service provider subsidiary in Chile. Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to March 31, 2005.

SR Telecom also announced today that it has engaged Genuity Capital Markets to act as financial advisor and investment banker to assist the Company in its refinancing activities. Genuity Capital Markets will facilitate and expedite the development and implementation of financing solutions, which will allow the Company to continue focusing on its operational goals.

“We are encouraged by the sales and bidding activity that we see, and pleased by the continuing support of our customers during this challenging period,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, the impact of advances in wireless technology, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783